UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                               SALMON EXPRESS INC.

             (Exact Name of Registrant as Specified in its Charter)

             Nevada                    333-111966              98-0228169
(State or other jurisdiction of  Commission File Number     (I.R.S. Employer
 incorporation or organization)                          Identification Number)

                                6604 Topaz Drive
                    Vernon, British Columbia, Canada V1H 1N8
                    (Address of principal executive offices)

                                 (250) 558-0991
                           (Issuer's Telephone Number)

                   Approximate Date of Mailing: June 28, 2005

                               SALMON EXPRESS INC.
                                6604 Topaz Drive
                        Vernon, British Columbia, Canada

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
            OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

          NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

                                  June 28, 2005


      This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Salmon Express Inc., a Nevada corporation ("Salmon" or the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

      NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

      References throughout this information statement to "we", "us" and "our" are to Salmon Express Inc.

                                  INTRODUCTION

      We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change-of- Control" will be completed. At that time:

      Pursuant to an Agreement and Plan of Merger dated as of January 31, 2005 and amended as of May 16, 2005 (the "Merger Agreement") by and among the Company, Salmon Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Company ("MergerCo"), and MicroMed Technology, Inc., a Delaware corporation ("MicroMed"), we will cause MergerCo to merge with and into MicroMed, with MicroMed remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger").

      In connection with the Merger, we will issue to the stockholders of MicroMed 12,285,000 shares of our restricted common stock, 1,271,418 options and 96,875 warrants to purchase additional shares of our restricted common stock in exchange for 100% of the issued and outstanding shares of common stock of MicroMed and corresponding options and warrants. We will also cancel 10,010,800 shares of our common stock held by Pete Smith.

      To effectuate the Merger, we will also deposit 1,500,000 shares of our common stock into an escrow account, which shall cover any claims for breach of warranties, indemnities, covenants or undertakings contained in the Merger Agreement raised by MicroMed during the one-year period following the closing of the Merger.

      Immediately prior to the Merger, we will complete a 1-for-3.3528 reverse stock split of our common stock. Additionally, immediately following the Merger, we will reincorporate from the State of Nevada to the State of Delaware and will change our corporate name from Salmon Express Inc. to MicroMed Cardiovascular, Inc.

      Upon completion of Merger, Pete Smith and Eric Weitzman shall resign from our board of directors and Travis E. Baugh, Dallas W. Anderson, Paul M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius T. Ryan and Martin P. Sutter, all of whom are currently directors of MicroMed, will be appointed directors of the Company.

      Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

      As of January 31, 2005, we had 15,040,000 shares of common stock issued and outstanding, which is comprised of the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

      Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                                CHANGE-OF-CONTROL

      The Merger will result in a change-of-control by MicroMed and its stockholders and the assumption of MicroMed's operations and liabilities. At the effective time of the Merger:

o We will merge MergerCo with and into MicroMed and the separate corporate existence of MergerCo shall cease;

o We will issue 12,285,000 shares of our restricted common stock, 1,271,418 options and 96,875 warrants to purchase additional shares of our restricted common stock to the stockholders of MicroMed in exchange for 100% of the issued and outstanding shares of common stock, and corresponding options and warrants to purchase shares of, MicroMed's common stock;

o We will cause 10,010,800 shares of our common stock held by Mr. Smith to be cancelled and extinguished; and

o In consideration for the aforementioned cancellation of shares, we will distribute our assets held prior to the Merger to Mr. Smith and certain unaffiliated third parties will pay Mr. Smith aggregate cash consideration of $605,213.

      As a result of the Merger, we shall be the parent corporation and the stockholders of MicroMed will become shareholders of Salmon. The remaining shareholders of Salmon will own approximately 11% of the issued and outstanding shares of our common stock, based on 13,785,000 shares outstanding after the Merger. The remaining shareholders of Salmon would own approximately 10% of the issued and outstanding shares of our common stock if all 1,271,418 options and 96,875 warrants to purchase restricted shares of our common stock acquired pursuant to the Merger are exercised, which would result in 15,165,662 shares of common stock outstanding.

      The transaction contemplated by the Merger Agreement is intended to be a "tax-free" incorporation pursuant to the provisions of Section 351 and 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended.

      We are relying on Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Act") in regard to the shares we anticipate issuing pursuant to the Merger. We believe this offering qualifies as a "business combination" as defined by Rule 501(d). Reliance on Rule 506 requires that there are no more than 35 non-accredited purchasers of securities from the issuer in an offering under Rule 506. MicroMed has represented to us that all of their shareholders have certified to MicroMed that they are "accredited investors" as defined in Rule 501(a) of Regulation D. MicroMed also has represented to us that there has been no advertising or general solicitation in connection with this transaction.

      As discussed above, Merger Agreement also provides that upon completion of the Merger, Mr. Smith will appoint Travis E. Baugh, Dallas W. Anderson, Paul M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius T. Ryan and Martin P. Sutter as directors of the Company. Mr. Smith will then resign immediately after making such appointment. Accordingly, following the Merger, Travis E. Baugh, Dallas W. Anderson, Paul M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius T. Ryan and Martin P. Sutter will constitute the entire board of directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                               PRIOR TO THE MERGER

      The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of January 31, 2005, except as noted in the footnotes below, by:

o Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

o     Each of our executive officers;

o     Each of our directors; and

o     All of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of January 31, 2005 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of January 31, 2005, 15,040,000 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder's name, subject to community property laws, where applicable. The address of each shareholder is listed in the table.

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 2005, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

                                                                            Amount Of
Title Of Class        Name and Address Of Beneficial Owner                  Beneficial Ownership             Percent Of Class
--------------        ------------------------------------                  --------------------             ----------------
Common Stock          Pete Smith                                            10,010,800 shares (1)                 66.66%
                      Director and President
                      6604 Topaz Drive
                      Vernon, British Columbia, Canada

Common Stock          Eric Weitzman                                         0 shares (1)                            0%
                      Director
                      6604 Topaz Drive
                      Vernon, British Columbia, Canada

Common Stock          All directors and named executive officers as a       10,010,800 shares (1)                 66.66%
                      group (2 persons)

(1) All shares will be cancelled upon consummation of the Merger in consideration for the distribution of assets and related liabilities held by Salmon prior to the Merger and cash consideration of $0.060456 per share, or $605,213, paid by third parties unaffiliated with Salmon. The distribution of such assets and related liabilities will occur immediately following the closing of the Merger.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                         MANAGEMENT FOLLOWING THE MERGER

      The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

o Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

o     Each of our executive officers;

o     Each of our directors; and

o     All of our executive officers and directors as a group.

          We currently have 15,040,000 shares of our common stock issued and outstanding. In connection with the Merger, we will effectuate a 1-for-3.3528 reverse stock split and cancel a total of 10,010,800 shares of common stock owned by Pete Smith in exchange for $605,213 paid by unaffiliated third parties, or $0.060456 per share upon the closing of the Merger. Pursuant to the terms of the Merger, we anticipate that 12,285,000 shares of our common stock will be issued to MicroMed's stockholders along with options to purchase an additional 1,271,418 shares of our common stock and warrants to purchase an additional 96,875 shares of our common stock, which could result in up to 13,785,000 shares of our common stock outstanding after giving effect to the Merger.

          Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of the closing date of the Merger are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage of any other person. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

          The following table sets forth certain information regarding the beneficial ownership of our common stock after giving effect to the Merger by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

          Unless otherwise indicated in the table, the address of each stockholder listed in the table is c/o MicroMed Technology, Inc., 8965 Interchange Drive, Houston, TX 77054.

                                                                               Amount Of Beneficial      Percent Of
Title Of Class        Name and Address Of Beneficial Owner                          Ownership               Class
--------------        ------------------------------------                          ---------               -----
                      Directors and Executive Officers:

Common Stock          Travis E. Baugh                                              129,738(1)                 1%
                      President, Chief Executive Officer, Chief Financial
                      Officer and Director

Common Stock          Betty Silverstein Russell                                     73,570(2)                 *
                      Executive Vice President, Marketing
                      Chief Operating Officer

Common Stock          Robert J. Benkowski                                           44,282(3)                 *
                      Senior Vice President, Engineering

Common Stock          Timothy R. Placek                                             39,709(4)                 *
                      Senior Vice President, Regulatory Affairs, Clinical
                      Affairs and Quality Systems

Common Stock          Dallas W. Anderson                                            47,688(5)                 *
                      Director and Chairman of the Board

Common Stock          Paul M. Frison                                                10,043(6)                 *
                      Director

Common Stock          James M. Garvey                                            1,670,885(7)               13.6%
                      Director


Common Stock          Norwick B.H. Goodspeed                                        10,043(8)                 *
                      Director

Common Stock          Phyllis Haberman                                           2,869,068(9)               23.4%
                      Director

Common Stock          Cornelius T. Ryan                                          1,976,641(10)              16.1%
                      Director

Common Stock          Martin P. Sutter                                           1,665,802(11)              13.6%
                      Director

Common Stock          All directors and executive officers                       8,537,469(12)              69.5%
                      as a group (11 persons)

                      Five Percent Stockholders:

Common Stock          Oxford Bioscience Partners and affiliated entities         1,976,641(13)              16.1%
                      222 Berkeley St., Suite 1650
                      Boston, MA  02116

Common Stock          SV Life Sciences                                           1,670,885(7)               13.6%
                      60 State Street, Suite 3650
                      Boston, MA 02109

Common Stock          Charterhouse Equity Partners II, L.P.                      2,869,068(9)               23.4%
                      1105 North Market Street, Suite 1300
                      Wilmington, DE 19899

Common Stock          Essex Woodlands Health Ventures                            1,665,802(11)              13.6%
                      Fund IV, L.P.
                      10001 Woodloch Forest Drive
                      The Woodlands, TX 77380

Common Stock          Mitsui & Co. Venture Partners                              1,904,701(14)              15.5%
                      200 Park Avenue
                      New York, NY 10166-0130

* Indicates less than 1.0%

------------------------

(1) Includes options to purchase 74,445 shares of common stock exercisable within 60 days of the closing date of the Merger.

(2) Includes options to purchase 73,570 shares of common stock exercisable within 60 days of the closing of the Merger.

(3) Includes options to purchase 41,919 shares of common stock exercisable within 60 days of the closing of the Merger.

(4) Includes options to purchase 39,709 shares of common stock exercisable within 60 days of the closing of the Merger.

(5) Includes options to purchase 32,987 shares of common stock exercisable within 60 days of the closing of the Merger.

(6) Includes options to purchase 10,043 shares of common stock exercisable within 60 days of the closing of the Merger.

(7) Includes 1,056,101 shares held by Schroder Ventures International Life Sciences Fund LP1, 234,685 shares held by Schroder Ventures International Life Sciences Fund LP2, 371,746 shares held by Schroder Ventures International Life Sciences Fund Trust and 8,353 shares held by Schroder Ventures International Life Sciences Fund Co-Investment Scheme (together, the "Schroder entities"). Schroder Venture Managers Limited ("SVML") is the fund manager for all of the Schroder entities. James Garvey serves on the investment committee of SV Life Sciences Advisors Limited ("SVLSA"), which acts as the fund advisor to SVML. The investment committee of SVML has voting and dispositive power over these shares. Mr. Garvey is also a special limited partner in the Schroder entities. Mr. Garvey disclaims beneficial ownership of the shares held the Schroder entities, except to the extent of his proportionate pecuniary interest therein.

(8) Includes options to purchase 10,043 shares of common stock exercisable within 60 days of the closing of the Merger.

(9) Ms. Haberman is an executive officer of Charterhouse Group, Inc. ("Charterhouse"), the sole stockholder of Charterhouse Equity II, Inc. ("Charterhouse Equity II"). Charterhouse Equity II is the general partner of CHUSA Equity Investors II, L.P. ("CHUSA Equity II"). CHUSA Equity II is the general partner of Charterhouse Equity Partners II, L.P. ("CEP II"). Ms. Haberman disclaims beneficial ownership of the shares beneficially owned by CEPII.

(10) Includes 524,907 shares held by Oxford Bioscience Partners II L.P., 393,056 shares held by Oxford Bioscience Partners (Bermuda) II Limited Partnership, 329,173 shares held by Oxford Bioscience Partners (GS-Adjunct) II L.P., 139,780 shares held by Oxford Bioscience Partners (Adjunct) II L.P., and 589,725 shares held by Oxford Bioscience Partners (Annex) II L.P. Mr. Ryan, a Director of MicroMed since 2002, is Founding General Partner with Oxford Bioscience Partners, which is the general partner of the foregoing funds. As a general Founding General Partner with Oxford Bioscience Partners, Mr. Ryan may be deemed to share voting and investment powers for the shares held by the foregoing funds. Mr. Ryan disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners except to the extent of his proportionate pecuniary interest therein.

(11) Includes 1,665,802 shares held by Essex Woodlands Health Ventures Fund IV L.P. As Managing Director of Essex Woodlands Health Ventures, Mr. Sutter may be deemed to share voting and investment powers for the shares held by the foregoing fund. Mr. Sutter disclaims beneficial ownership of the shares held by funds affiliated with Essex Woodlands Health Ventures except to the extent of his proportionate pecuniary interest therein.

(12) Includes options to purchase 282,716 shares of common stock exercisable within 60 days of the closing of the Merger. Refer also to footnotes 1-11 above.

(13) Excludes 241,938 pre-split shares of Salmon common stock to be purchased from Salmon stockholders upon the closing of the Merger.

(14) Koichi Ando is the Chief Executive Officer of Mitsui & Co. Venture Partners. As the Chief Executive Officer, Mr. Ando may be deemed to have voting and investment power over the shares held by Mitsui & Co. Venture Partners. Mr. Ando disclaims beneficial ownership of the shares held by Mitsui & Co. Venture Partners except to the extent of his pecuniary interest therein.

                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

      Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and fixed at eight directors. On that date, Eric Weitzman will resign and Pete Smith Smith will be the sole director of the Company. Immediately prior to the closing of the transactions contemplated by the Merger Agreement, Mr. Smith will appoint Travis E. Baugh, Dallas W. Anderson, Paul M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius T. Ryan and Martin P. Sutter as directors of the Company. Following such appointments, Mr. Smith will immediately resign. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by MicroMed prior to the date the new directors take office.

      Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

                                                             Year First Appointed
Name                                      Age                      Director                   Positions
------------------------------    ---------------------    -------------------------- --------------------------
Pete Smith                                 57                        2003             President, Secretary,
                                                                                      Treasurer and Director

Eric Weitzman                              35                        2003             Director


          PETER SMITH - President, Secretary, Treasurer and Director. Mr. Smith, who was born on December 28, 1947, has been an avid fisherman all of his life. He retired after 20 years in the Air Force as a Captain, having spent the majority of his service time as a Search and Rescue pilot. He then founded and ran the highly successful Malarky Grill restaurant in Richmond, British Columbia, Canada from 1988 until 1990. Mr. Smith moved to his hometown of Vernon B.C. in 1994 where he resides today. Mr. Smith has spent the last five years working as an independent contractor in the power line and construction industries in and around the Okanagan Valley of British Columbia.

          ERIC WEITZMAN - Director. Mr. Weitzman, who was born March 14, 1970, has been living and working in Los Angeles, California for the last 13 years and has established himself as one of the city's most successful and diverse restaurateurs. Mr. Weitzman comes from a family that owned and operated three restaurants and a kosher factory in New York for more than two generations. He worked in the family business as Prep Cook and subsequently gained experience in all areas of operations. After leaving the family business, Mr. Weitzman attended the University of Maryland, with an emphasis in Business Management, from 1988 to 1990. Since moving to LA in 1990, Eric Weitzman has been a Manager or General Manager of some of the most renowned restaurants and clubs in the country, including: Jones Hollywood (Los Angeles, 1995-8), Bar Marmont (Los Angeles, 1998-9), Swingers (Los Angeles, 1995), Circle Bar (Los Angeles, 2000-1), Baby's Nightclub (Hard Rock Hotel, Las Vegas, Nevada, 1999), Dive! (Los Angeles, 1994-5), Tengu sushi house (Los Angeles, 2000-1), Nacional (Los Angeles, 2002-present), Ivar Night Club (Los Angeles, 2001-present), and Paladar (a Cuban concept in Hollywood, CA, 2003-present). Mr. Weitzman is currently a managing member, owner and Chief Operations Officer for Ivar, Nacional, Paladar and Tengu.

Officers, Directors and Key Employees Following Merger


Name                                      Age                      Positions
------------------------------    ---------------------    --------------------------
Travis E. Baugh                            50              President, Chief
                                                           Executive Officer, Chief
                                                           Financial Officer and
                                                           Director

Betty Silverstein Russell                  55              Chief Operating Officer,
                                                           Executive Vice
                                                           President, Marketing and
                                                           Sales

Robert J. Benkowski                        40              Senior Vice President,
                                                           Engineering

Timothy R. Placek                          53              Senior Vice President,
                                                           Regulatory
                                                           Affairs/Quality Systems

Michael A. Rutledge                        35              Vice President,
                                                           Controller and Secretary

Dallas W. Anderson                         64              Director, Chairman of
                                                           the Board of Directors

Paul M. Frison                             68              Director

James M. Garvey                            58              Director

Norwick B.H. Goodspeed                     55              Director

Phyllis Haberman                           56              Director

Cornelius T. Ryan                          73              Director


Martin P. Sutter                           50              Director

         TRAVIS E. BAUGH became MicroMed's President, Chief Executive Officer and a Director in January 2005. Mr. Baugh served as MicroMed's Executive Vice President, Finance and Operations from October 2003 until January 2005 and has served as its Chief Financial Officer since its inception in 1995. From MicroMed's inception to March 2003, Mr. Baugh served as a Director and also served as its Senior Vice President from its inception to October 2003. From 1991 to 1994, Mr. Baugh served as Senior Vice President and Chief Financial Officer of Grasso Corporation, a publicly traded company, where he also directly managed the activities of Medic Systems, a division of Grasso that provided remote paramedical services. Mr. Baugh was previously a Senior Accountant with Arthur Young & Company and is a Certified Public Accountant.

         BETTY SILVERSTEIN RUSSELL joined MicroMed in August 2002 as its Executive Vice President of Marketing and Sales. In January 2005, Ms. Russell also became MicroMed's Chief Operating Officer. From 2001 to 2002, Ms. Russell was Executive Vice President of CardiacAssist, Inc. From January 2000 to 2001, she served as Executive Vice President of Marketing and Sales of Biosense Webster, Inc., a subsidiary of Johnson and Johnson, Inc. From 1988 to 1999, she served as Senior Vice President of Thermo Cardiosystems, Inc. Ms. Russell received her Bachelor of Science in nursing from Georgia State University and her Master of Science in management and administration from Boston University. She is a member of Who's Who in Professional and Executive Women, a contributing author to Biomedical Business International and a member of the guest facility in the Graduate School of Marketing at Boston College.

         ROBERT J. BENKOWSKI joined MicroMed in August 1996 as its Director of Engineering and became its Vice President of Engineering in April 2000. In January 2005, Mr. Benkowski became Senior Vice President of Engineering. Mr. Benkowski's background is in aerospace with an expertise in Computer Aided Design, Manufacturing and Engineering (CAD/CAM/CAE). He worked on the engineering of the B-1, C-17 and the CAD integration of the International Space Station. He began working on the DeBakey VAD project in 1990, first while working at NASA's Johnson Space Center, then at Baylor College of Medicine as a member of Dr. DeBakey's team. He is a co-inventor of the original NASA technology, our continuation-in-part patent, a pulsatile loop patent, a VAD controller patent, four suction detection and physiologic algorithm patent applications and a neonatal blood pump developed for another company. He has received numerous awards for his work in this area including being inducted into the United States Space Foundation's "Space Technology Hall of Fame," the Sezai Innovative Research Award, Olsen-Medforte Clinical Award, and the NASA Commercial Invention of the Year award.

         TIMOTHY R. PLACEK joined MicroMed in March 1998 as its Director of Quality Assurance and, after serving as its Vice President of Quality Systems from February 2001 to December 2002, became its Vice President of Regulatory Affairs and Quality Systems in January 2003. Mr. Placek became Senior Vice President of Regulatory Affairs, Clinical Affairs and Quality Systems in October 2004. From 1997 to 1998, he served as Director of Regulatory Affairs and Quality Assurance for CardioLogic Systems, Inc., a manufacturer of Class III cardiovascular devices, where he coordinated IDE submissions and ISO 9000 and CE certification programs. From 1996 to 1997, he served as Manager of Quality Assurance and Configuration Control at Orthofix, Inc., a manufacturer of Class II and III bone growth stimulators and tissue to bone fixation devices. From 1994 to 1996, he served as Director of Quality Assurance and Regulatory Affairs for Everest & Jennings, Inc., a manufacturer of Class I and II durable medical devices.

         MICHAEL A. RUTLEDGE joined MicroMed in March 2005 as its Vice President, Controller and Secretary. Mr. Rutledge joined Ernst & Young LLP in 1992 and worked there for 13 years in various capacities, most recently as a Senior Manager. Mr. Rutledge is a Certified Public Accountant.

         DALLAS W. ANDERSON has served as a director of MicroMed since 1995. Mr. Anderson served as MicroMed's President and Chief Executive Officer since its inception in 1995 until January 2005. From 1991 to 1994, Mr. Anderson served as President and Chief Executive Officer of Proclosure Inc., a medical device company involved in laser tissue (wound closure) fusion. From 1986 to 1990, he served as President, worldwide of Davis & Geck, medical device products division of American Cyanamid Company. Prior to that, Mr. Anderson worked for Baxter Healthcare as Director of Operations, New Products and with Johnson & Johnson in progressive levels of operations management.

         PAUL M. FRISON has served as a Director of MicroMed since October 2002. Mr. Frison became President and Chief Executive Officer of the Houston Technology Center ("HTC") in January 1999, a business accelerator for Houston-based emerging technology companies. Prior to HTC, Mr. Frison was President and/or CEO of three public companies (LifeMark (1975 - 1984), NYSE; ComputerCraft (1984 - 1986), NASDAQ; and LifeCell (1986 - 1999), NASDAQ), each technology based. He received his BA from Occidental College in Los Angeles, California and currently serves on the Board of Directors of the HTC, The Institute of Research and Rehabilitation ("TIRR"), The Entrepreneurship Institute, The Houston Entrepreneurs Foundation, The Lions Eye Foundation - Houston, Boy Scouts of America - Houston, Texas Council of AEA, Texchange, and the Advisory Council of the University of Houston - College of Technology.

         JAMES M. GARVEY has served as a Director of MicroMed since May 2004. Mr. Garvey joined SV Life Sciences ("SVLS"), a venture capital firm, in May 1995 and is the Chief Executive Officer and Managing General Partner, overseeing its approximately $900 million investment activity. Prior to joining SVLS, he was Managing Director for the Venture Capital Division of Allstate Corporation. He has held several senior management positions in companies with multinational operations including Kendall (Tyco) & Millipore. He was also president of start-ups Allegheny International Medical Technology and National Teledata. Mr. Garvey has served on the boards of private and public companies in the U.S. and Europe including public companies Allscripts Pharmaceuticals, Arris Pharmaceuticals, LaserVision Centers, Orthovita, Shire Pharmaceuticals and Sunrise Assisted Living. Mr. Garvey received a BS degree from Northern Illinois University in 1969.

         NORWICK B.H. GOODSPEED has served as a Director of MicroMed since March 2003. Mr. Goodspeed is President and Chief Executive Officer of FlowCardia, Inc., where he has served since March 2004. From May 2000 to January 2004, he was President and Chief Executive Officer of TransVascular, Inc., an interveritional cardiology company acquired by Medtronic, Inc. in September 2003. From June 1997 to May 2000, he was President and Chief Executive Officer of Ocular Sciences, a publicly traded contact lens manufacturer. Previously, Mr. Goodspeed served as President of McGaw Inc. (a manufacturer of I.V. Solutions and a subsidiary of Ivax ) and President and Chief Executive Officer of Vical, Inc. (a gene therapy company). Earlier in his career, Mr. Goodspeed held executive positions with BOC Healthcare and Baxter. He holds an MBA degree from Stanford University and a BA from Yale University.

         PHYLLIS HABERMAN has served as a Director of MicroMed since July 2004. Since 1998, Ms. Haberman has been a partner at Charterhouse Group, a private equity firm with over $1.3 billion currently under management. Ms. Haberman joined Charterhouse in 1985. Previously, Ms. Haberman held various financial and marketing positions at Celanese Corporation. She holds an MBA degree from Columbia University and a BS from Simmons College.

         CORNELIUS T. RYAN has served as a Director of MicroMed since July 2000. Mr. Ryan is a Founding General Partner with Oxford Bioscience Partners, a venture capital firm. Mr. Ryan has specialized in the healthcare field since 1981, when he co-founded Oxford. Previously, Mr. Ryan was President of AMR International, a private company in publishing and business education. He also served as President of GTE New Venture Corp., a wholly owned subsidiary of General Telephone and Electronics ("GTE"), and Vice President of Corporate Development and Strategic Planning. Previously, he co-founded RCC, a publicly traded computer services and financing company. Earlier, he was a Senior Associate and Technology consultant for Arthur D. Little, where he created a healthcare and medical device information service for Wall Street clients. He is the Founding Chairman of the Healthcare Services/Medical Devices Venture Investors' Group. Mr. Ryan serves on the board of directors of QuadraMed Corporation.

         MARTIN P. SUTTER has served on the Board of Directors of MicroMed since June 2002. Mr. Sutter has over 25 years of management experience in operations, marketing, finance and venture capital. He began his career with Peat Marwick, Mitchell & Co. in 1977 and moved to Mitchell Energy and Development Corp ("MEDC") shortly thereafter, where he held various management positions primarily in MEDC's chemical feedstock business segment. In 1984, he founded and managed The Woodlands Venture Capital company, a wholly-owned subsidiary of MEDC, and the Woodlands Venture Partners, an independent venture capital partnership was formed in 1988. During his tenure with both organizations, he founded and/or played a key role in the financing of a number of successful healthcare companies. Mr. Sutter merged his venture practice with Essex Venture Partners to form Essex Woodlands Health Ventures in 1994. Essex Woodlands Health Ventures is one of the oldest U.S. venture capital partnerships focused solely on healthcare and the life sciences, and has approximately $1 billion in capital under management. He currently serves on the Board of Directors of BioForm Medical, Confluent Surgical, EluSys Therapeutics, LifeCell Corporation (NASDAQ:
"LIFC"), and Rinat Neuroscience.

Medical Advisory Board

         DR. MICHAEL E. DEBAKEY, Chairman, Co-Principal Investigator of the Bridge-to-Transplant trial, is Chancellor Emeritus of Baylor College of Medicine and Director of the DeBakey Heart Center of Baylor and the Methodist Hospital in Houston, Texas. Dr. DeBakey's surgical career has earned him worldwide recognition as a premier surgeon, medical inventor and innovator, a gifted and dedicated medical educator and an international medical statesman. He joined the Baylor College of Medicine faculty in 1948, serving as Chairman of the Department of Surgery until 1993 and as President of the College from 1969 to 1979. Dr. DeBakey is best known for his innovations in treating cardiovascular disease. He was the first to perform successful excision and graft replacement of arterial aneurysms and obstructive lesions and was a pioneer in the development of an artificial heart, having been the first to use a heart pump successfully in a patient. Dr. DeBakey performed the first successful carotid endarterectomy, the first aortocoronary bypass with autogenous saphenous vein graft. He is the recipient of numerous honorary degrees and citations from universities and heads of state around the world, including the Medal of Freedom (the highest honor the President of the United States can bestow on a civilian), the Medal of Science and the Lasker Award (the American equivalent of the Nobel Prize). Dr. DeBakey has published more than 1,300 medical articles and books on various aspects of surgery, medical research and ethics.

         DR. GEORGE P. NOON, Co-Principal Investigator, Bridge to Transplant Trial, has been a key member of the DeBakey VAD development team since inception of the project. Dr. Noon is Executive Director, Multi-Organ Transplant Center at Methodist Hospital and Chief, Division of Transplant and Assist Devices/Professor of Surgery at Baylor College of Medicine in Houston. Dr. Noon is a practicing cardiovascular surgeon at Methodist Hospital in Houston, where he has performed countless heart, lung and kidney transplants. He also served as a Principal Investigator for the Novacor LVAS clinical trials and is a recipient of the NASA Space Technology Hall of Fame Award.

         DR. ERIC A. ROSE, M.D., Principal Investigator, Destination Therapy Trial, is the Morris and Rose Milstein, Johnson & Johnson Professor of Surgery and Chairman of the Department of Surgery at Columbia University College of Physicians and Surgeons, and Surgeon-in-Chief at the Columbia Presbyterian Medical Center. Dr. Rose has been on the faculty at Columbia since 1982 after receiving his M.D. from and doing his residency training there. He is board certified by the American Board of Thoracic Surgery and the American Board of Surgery. Dr. Rose was the Principal Investigator for the landmark REMATCH trial comparing Destination Therapy with a VAD to optimal Medical Therapy in end stage heart failure patients. His research interests include: novel anticoagulants, vascular biology, mechanical alternatives to transplantation, surgical clinical trials and outcomes research. Dr. Rose holds several patents in the area of blood coagulation including patents for Fibrin Glue, Inhibition of Thrombosis due to extracorporeal circulation, methods for improving stroke outcome and a method of inhibiting clot formation (inactive recombinant meutein). Dr. Rose has received multiple honors over his career and belongs to 15 regional, national and international medical societies. He has been the primary author of two books and has numerous publications in prestigious medical journals. Dr. Rose's clinical experience, expertise in blood surface reactions and widespread recognition will ensure MicroMed's Destination Therapy Trial, known as Destination Evaluation of Long Term Assist ("DELTA"), is one that not only provides data needed for market approval, but also one that has significant scientific impact on the entire VAD community.

Family Relationships

            None.

Board of Directors' Meetings

          During the fiscal year ending November 30, 2004, our board of directors held no meetings. Our board ratified the actions of our officers by unanimous written consent.

Director Compensation

          The directors currently are not compensated for serving as members of the Company's board of directors.

Audit, Nominating and Compensating Committees

          During our fiscal year ended November 30, 2004, we had no audit, nominating or compensation committees of the Board of Directors. We are not required to maintain such committees under the applicable rules of the Over-the-Counter Bulletin Board. Our Board of Directors acted as an Audit Committee for purposes of determining whether our auditor's non-audit services were compatible with maintaining the auditor's independence.

          None of our officers and/or directors has received any compensation for their services rendered to us. They all have agreed to act without compensation. None of our directors are accruing or will accrue any compensation pursuant to any agreement with us.

Compliance with Section 16(a) of the Exchange Act

          Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10 percent of the common stock of an issuer with securities registered under
Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. To our knowledge, all reports were filed in a timely manner during the last fiscal year.

Executive Compensation

          Compensation of the Company Executives

          None of our officers and directors have been paid any compensation since our inception.

Stock Option Grants

          No stock options were granted to any of our directors and officers during our most recent fiscal year ended November 30, 2004.

Exercises of Stock Options and Year-End Option Values

          No share purchase options were exercised by our officers, directors, and employees during the fiscal year ended November 30, 2004.

Outstanding Stock Options

          We do now have a stock option plan in place. We have not granted and we do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of common stock.

Certain Relationships and Related Transactions

          Except with respect to the Merger, none of our directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of our directors or officers, nor any proposed nominee for election as one of our directors is indebted to the Company.

Legal Proceedings

          We are not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


By Order of the Board of Directors,


/s/ Pete Smith
---------------------
Pete Smith, President


Dated: June 28, 2005